Form 51-102F3

Material Change Report

1. Name and Address of Company

KWESST Micro Systems Inc. ("KWESST" or the "Company")

155 Terence Matthews Crescent, Unit #1

Kanata, ON, K2M 2A8

2. Date of Material Change

July 21, 2023

3. News Release

A news release disclosing the material change was released by KWESST through NewsFile Corp. on July 21, 2023.

4. Summary of Material Change

KWESST announced the closing of its brokered private placement offering to a group of accredited and institutional investors, for the issuance and sale of  2,472,742 of the Company's common shares (or common share equivalents), for aggregate gross proceeds of US$5,588,396.92 (approximately CAD$7.3 million) (the "Offering").

5. Full Description of Material Change

5.1. Full Description of Material Change

On July 21, 2023, the Company announced the closing of its brokered private placement offering to a group of accredited and institutional investors, for the issuance and sale of  2,472,742 of the Company's common shares (or common share equivalents), for aggregate gross proceeds of US$5,588,396.92 (approximately CAD$7.3 million).

As a part of the Offering, the Company issued 1,542,194 common shares at a price of US$2.26 (CAD$2.98) per common share (each a "Common Share") and 930,548 pre-funded warrants at a price of US$2.259 (CAD$2.979) per pre-funded warrant (each a "Pre-funded Warrant"), with each Common Share and Pre-funded Warrant being bundled with one common share purchase warrant of the Company (each a "Common Warrant"). Each Pre-Funded Warrant entitles the holder to acquire one Common Share at an exercise price of US$0.001 per Common Share, and each Common Warrant is immediately exercisable and entitles the holder to acquire one Common Share at an exercise price of US$2.66 (CAD$3.50) per Common Share for a period of 60 months following the closing of the Offering. Although the Common Shares and Pre-funded Warrants are each bundled with a Common Warrant, each security is issued separately.

KWESST intends to use the aggregate net proceeds from the Offering for general working capital purposes.

ThinkEquity acted as sole placement agent for the Offering. As compensation for services rendered, the Company paid to ThinkEquity a cash fee of $475,013.14 representing 8.5% of the aggregate gross proceeds of the Offering and issued 123,637 warrants to purchase a number of Common Shares (the "Placement Agent Warrants", representing 5% of the Common Shares and Pre-Funded Warrants sold in the Offering. The Placement Agent Warrants, will be exercisable, in whole or in part, immediately upon issuance and will expire 60 months after the closing date of the Offering at an initial exercise price of US$2.66 (CAD$3.50) per Common Share.

The Offering remains subject to the final approval of the TSX Venture Exchange.

The securities offered and sold by KWESST in the Offering have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and may not be offered or sold in the United States, or to or for the account or benefit of U.S. persons, absent registration under the Securities Act and all applicable state securities laws or pursuant to an exemption from such registration requirements.

5.2. Disclosure for Restructuring Transactions

Not applicable

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7. Omitted Information

Not applicable

8. Executive Officer

For further information, please contact David Luxton, Executive Chairman at (613) 317-3941 or at luxton@kwesst.com.

9. Date of Report

July 31, 2023